UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-01989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENECA FOODS CORPORATION

350 WillowBrook Office Park

Fairport, NY 14450

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of Seneca Foods Corporation Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Seneca Foods Corporation Employees’ Savings Plan (the Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2024.

Buffalo, NY

June 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Seneca Foods Corporation Employees' Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from 2001 to 2023.

/s/ Walters & Associates, CPAs

Sarasota, Florida

June 28, 2023

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments:
Investments, at fair value	$220,254,880	$205,066,057
Fully-benefit responsive investment contracts, at contract value	8,383,384	10,063,760
Total investments	228,638,264	215,129,817

Receivables:
Employer's contribution	2,453,234	2,084,587
Notes receivable from participants	2,147,422	1,233,587
Total receivables	4,600,656	3,318,174

Net assets available for benefits	$233,238,920	$218,447,991

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2023	2022
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$17,858,060	$(26,217,803)
Interest and dividend income	2,108,620	2,386,835
Total investment income (loss)	19,966,680	(23,830,968)

Contributions:
Participants	15,390,247	13,920,639
Employer	2,453,234	2,084,587
Rollovers	433,245	790,462
Total contributions	18,276,726	16,795,688
Other income	27,678	76,744
Total	38,271,084	(6,958,536)

Deductions:
Benefits paid to participants	22,667,902	24,598,748
Administration expenses	812,253	797,068
Total	23,480,155	25,395,816
Net increase (decrease) in net assets available for benefits	14,790,929	(32,354,352)
Net assets available for benefits:
Beginning of year	218,447,991	250,802,343
End of year	$233,238,920	$218,447,991

See notes to financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The Seneca Foods Corporation Employees' Savings Plan (the “Plan") was established for the benefit of the employees of Seneca Foods Corporation (the “Company”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code.

Prior to January 1, 2022, substantially all employees of the Company were eligible to participate in the Plan after completion of twelve months of employment, 1,000 hours worked within a plan year (January-December), and attainment of age eighteen. The Plan was amended as of January 1, 2022, and as a result, participants became eligible to make contributions to the Plan the first day of the month following their date of hire provided they are eighteen years of age (the "Amendment"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Fiduciary Committee is responsible for oversight of the Plan. There is a fiduciary agreement in place with Pensionmark Financial Group LLC (“Pensionmark”), as such Pensionmark is responsible for determining the selection and appropriateness of the Plan's investment portfolio based upon the investment policy provided by the Fiduciary Committee.

Contributions

Each year, participants may contribute up to 60% of pre-tax and post-tax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plan (rollover). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation. There is also an auto escalation each year of 1% until the participant attains 6%, unless they affirmatively elect not to participate. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds, a variable annuity, an insurance group annuity contract and the Seneca Foods Corporation Employer Stock Fund as investment options for participants.

Beginning on January 1, 2020, the Company contributed additional amounts in the form of a fixed employer match. With respect to the employer match, an eligible participant is one who, for a calendar year, is an active employee of the Company on the last business day of the calendar year and completed a year of service during the year, or retired or terminated employment due to total disability or after reaching age 65 and completing 10 years of service during the year, or died while employed during the year.

Additionally, the match is based on whether an individual is accruing in the Company’s pension plan.  Those that are accruing in the Company pension plan, with the exception of salaried highly compensated employees, are eligible to receive an employer match equal to 25% of the first 4% of eligible compensation that a participant contributes to the Plan.  Those that are not accruing in the Company pension plan are eligible to receive an employer match equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll. During the years ended December 31, 2023 and 2022, the Company contributed $2,453,234 and $2,084,587 in employer contributions, respectively. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contribution and (b) Plan earnings (losses) and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service. If a participant dies or is disabled prior to attaining normal retirement age, the participant becomes 100% vested.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.50%, which are commensurate with local prevailing rates as determined by the Plan. Principal and interest is paid ratably through payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

Participants or their beneficiaries may receive the vested interest of their Plan account through a distribution of benefits upon retirement, death, termination of employment, or qualifying withdrawal.  Hardship withdrawals are permitted by the Plan.  In-service distributions may be made to a participant who has not separated from service provided they are 59 ½ or older.  Benefit payments may be made in the form of a lump sum distribution.  Participants who terminate employment with a balance of less than $5,000 may receive an automatic lump sum distribution of their balance.

Forfeited Accounts

At December 31, 2023 and 2022, forfeited non-vested accounts totaled $26,380 and $24,442, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2023 and 2022, forfeitures of $17,217 and $12,227 were used to fund employer contributions, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2023 and 2022, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the Plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit-responsive group annuity contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Fiduciary Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

NOTE 3 - TAX STATUS

The IRS has determined and informed the Company by a letter dated October 20, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The framework that provides a fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is the closing price reported on the active market on which the securities are traded (Level 1).

Employer securities: Certain assets of the Plan are invested in employer securities through a unitized stock fund, which includes Company Class A and B common stock and investments in a money market fund for liquidity purposes. Employer securities are valued at the closing price reported on The NASDAQ Global Select Market System. Money market funds are stated at cost, which approximates fair value (Level 1).

Variable annuities: Assets of each separate account are pooled with the funds of other investors and invested in stocks, bonds, mutual funds or collective trusts. Shares held in pooled separate accounts are reported at the NAV of units held at year end. The NAV is determined by the total value of fund assets divided by the total number of units of the fund owned.

Common collective trust funds: Stable value funds that are composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 60 days notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

		Quoted Prices in	Significant
		Active Markets	Other
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Mutual funds	$76,930,179	$76,930,179	$-	$-
Seneca Foods Corporation Employer Stock Fund	27,923,707	27,923,707	-	-
Total assets in the fair value hierarchy	$104,853,886	$104,853,886	$-	$-
Investments measured at net asset value (a)	115,400,994
Total investments at fair value	$220,254,880

	December 31,
	2022
Financial assets:
Mutual funds	$68,977,985	$68,977,985	$-	$-
Seneca Foods Corporation Employer Stock Fund	32,708,453	32,708,453	-	-
Total assets in the fair value hierarchy	$101,686,438	$101,686,438	$-	$-
Investments measured at net asset value (a)	103,379,619
Total investments at fair value	$205,066,057

(a) In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2023 and 2022:

	Fair Value as of
	December 31,	December 31,	Unfunded	Redemption	Redemption
	2023	2022	Commitments	Frequency	Notice Period

Common collective trusts	$111,807,369	$103,379,619	$-	Daily	None
Variable annuities	3,593,625	-	-	Daily	None
Total	$115,400,994	$103,379,619	$-

NOTE 5 - GROUP ANNUITY CONTRACT

The Plan has a fully benefit-responsive guaranteed investment group annuity contract with Empower Life & Annuity Insurance Company of New York (the “insurance company”), which is called the Key Guaranteed Portfolio Fund and totaled $8,383,384 and $10,063,760 at December 31, 2023 and 2022, respectively. The insurance company maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2023	2022

Net assets available for benefits per the financial statements	$233,238,920	$218,447,991
Investments	2,147,422	1,233,587
Notes receivable from participants	(2,147,422)	(1,233,587)
Net assets available for benefits per the Form 5500	$233,238,920	$218,447,991

NOTE 8 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The group annuity contract is managed by Empower Life & Annuity Insurance Company of New York (“Empower”), formerly known as Great-West Life and Annuity Insurance Company. Effective August 1, 2022, Great-West Life and Annuity Insurance Company changed its name to Empower Life & Annuity Insurance Company of New York. Empower is also the third-party administrator and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common collective trust funds managed by Cota Street Investment Management and, therefore, these transactions qualify as party-in-interest transactions. Pensionmark Financial Group LLC serves as the investment advisor to the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are investments in the Seneca Foods Corporation Employer Stock Fund. As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

EIN: 16-0733425 PLAN NUMBER: 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

		(c)		(e)
(a)	(b)	Description of	(d)	Current
	Identity of issuer, borrower, lessor, or similar party	investment	Cost	Value
	Allspring Real Return Fund	Mutual fund	(2)	$1,132,957
	Allspring Special Mid Cap Value Fund - Class A	Mutual fund	(2)	1,295,412
	American Beacon Small Cap Value Fund Class A	Mutual fund	(2)	1,351,355
	American Funds American Balanced Fund	Mutual fund	(2)	2,725,646
	Baird Funds, Inc. - Baird Aggregate Bond Fund	Mutual fund	(2)	1,143,421
	Dodge & Cox International Stock Fund	Mutual fund	(2)	968,578
	Dodge & Cox Funds - Dodge & Cox Stock Fund	Mutual fund	(2)	3,649,212
(1)	Empower T. Rowe Price Mid Cap	Mutual fund	(2)	1,890,607
	Fidelity 500 Index Fund	Mutual fund	(2)	11,445,538
	Fidelity Advisor Total Bond	Mutual fund	(2)	551,429
	Fidelity Freedom Index 2010 Fund	Mutual fund	(2)	215
	Fidelity Freedom Index 2020 Fund	Mutual fund	(2)	31,508
	Fidelity Freedom Index 2025 Fund	Mutual fund	(2)	1,190,895
	Fidelity Freedom Index 2030 Fund	Mutual fund	(2)	1,031,474
	Fidelity Freedom Index 2035 Fund	Mutual fund	(2)	1,134,689
	Fidelity Freedom Index 2040 Fund	Mutual fund	(2)	12,144,297
	Fidelity Freedom Index 2045 Fund	Mutual fund	(2)	8,295,564
	Fidelity Freedom Index 2050 Fund	Mutual fund	(2)	6,121,154
	Fidelity Freedom Index 2055 Fund	Mutual fund	(2)	4,658,766
	Fidelity Freedom Index 2060 Fund	Mutual fund	(2)	3,833,665
	Fidelity Freedom Index 2065 Fund	Mutual fund	(2)	547,231
	Fidelity Freedom Index Income Fund	Mutual fund	(2)	100,343
	Fidelity Concord Street Trust - Fidelity International Index Fund	Mutual fund	(2)	2,822,709
	Fidelity Mid Cap Index Fund	Mutual fund	(2)	2,695,008
	Fidelity Small Cap Growth Fund K6	Mutual fund	(2)	1,375,914
	Fidelity Small Cap Index Fund	Mutual fund	(2)	2,288,320
	Fidelity U.S. Bond Index Fund	Mutual fund	(2)	1,809,608
	John Hancock Funds International Growth Fund Class R6	Mutual fund	(2)	694,664
(1)	Empower Annuity Insurance Company of America - Key Guaranteed Portfolio Fund	Fixed annuities	(2)	8,383,384
	J.P Morgan Large Cap Growth	Variable annuities	(2)	3,593,625
(1)	Cota Street Managed Blend Accumulation	Collective trust funds	(2)	15,455,808
(1)	Cota Street Managed Blend Decumulation	Collective trust funds	(2)	62,482,572
(1)	Cota Street Managed Equity Accumulation	Collective trust funds	(2)	3,969,571
(1)	Cota Street Managed Equity Decumulation	Collective trust funds	(2)	5,501,207
(1)	Cota Street Managed Fixed Income Accumulation	Collective trust funds	(2)	2,842,919
(1)	Cota Street Managed Fixed Income Decumulation	Collective trust funds	(2)	21,555,292
(1)	Seneca Foods Unitized Stock Fund	Employer Stock	(2)	27,923,707
(1)	Participant Loans	Interest rate 4.25% - 9.5%	(2)	2,147,422
				$230,785,686

(1) Indicates a party-in-interest

(2) Participant directed investment; cost not required to be reported.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 27, 2024	By:	/s/ Gregory R. Ide
	Name:	Gregory R. Ide
	Title:	Vice President and Controller